Exhibit 2.1

AMENDMENT NO. 2 TO THE SHARE PURCHASE AGREEMENT

THIS AMENDMENT NO. 2, dated as of June 15, 2013 (this “Amendment”), is entered into by and among AIG Capital Corporation, a Delaware corporation (the “Seller”), American International Group, Inc., a Delaware corporation (the “Parent”) and Jumbo Acquisition Limited, a Cayman Islands exempted company with limited liability (the “Purchaser” and together with the Parent and the Purchaser, the “Parties” and each a “Party”), and amends the Share Purchase Agreement (the “Purchase Agreement”), dated as of December 9, 2012, as amended May 10, 2013, by and among the Seller, the Parent and the Purchaser. Capitalized terms used herein and not otherwise defined herein have the meanings given such terms in the Purchase Agreement.

RECITALS

WHEREAS, the Seller, the Parent and the Purchaser entered into the Purchase Agreement, pursuant to which the Purchaser agreed to acquire not less than 80.1% of the then issued and outstanding shares of the common stock of the Company;

WHEREAS, the Purchaser has deposited (or caused to be deposited), prior to the date hereof, an amount in RMB equivalent to the Deposit Amount of US$475 million in accordance with an escrow agreement entered into among the Seller, the Parent, the Purchaser and JPMorgan Chase Bank, N.A., acting through its Beijing branch, as the escrow agent; and

WHEREAS, the Parties desire to amend the Purchase Agreement in the manner set forth below.

NOW, THEREFORE, the Parties agree as follows:

1.	Option. Clause 2.6 of the Purchase Agreement is hereby amended by deleting the reference to “Deposit Due Date” and replacing such reference with “July 15, 2013”.

2.	Long-Stop Date. Clause 7.6(b) of the Purchase Agreement is hereby deleted and replaced with the following: “by any of the Parent, the Seller or the Purchaser if the Initial Completion has not occurred on or before July 31, 2013 (the “Long-Stop Date”); provided that the right to terminate this Agreement pursuant to this clause 7.6(b) shall not be available to any party who shall have materially breached or failed to perform any of its Warranties or Purchaser Warranties, as applicable, or Pre-Completion Covenants in any manner that shall have resulted in the failure of the Initial Completion to occur on or before the Long-Stop Date;”

3.	Termination.

a.	Clause 7.6(i) of the Purchase Agreement is hereby deleted and replaced with the following: “by the Parent or the Seller, if the Parent reasonably determines in good faith that any of the conditions in clauses 3.1(a), (b), (c), (d), (f), (g) or (m) would not be satisfied by the Long Stop Date; provided that, if the Parent or the Seller terminates this Agreement pursuant to this clause 7.6(i), the Parent and the Seller shall execute and deliver, within one Business Day of such termination, an instruction to the Escrow Agent to immediately release the entire Deposit Amount to the Purchaser.”.

b.	Clause 7.7(h) of the Purchase Agreement is hereby deleted and replaced with the following: “by the Parent or the Seller, if the Parent reasonably determines in good faith that any of the conditions in clauses 3.1(a), (b), (c), (d), (f), (g) or (m) would not be satisfied by the Long Stop Date; provided that, if the Parent or the Seller terminates this Agreement pursuant to this clause 7.7(h), the Parent and the Seller shall execute and deliver, within one Business Day of such termination, an instruction to the Escrow Agent to immediately release the entire Deposit Amount to the Purchaser.”.

c.	Notwithstanding anything in this Agreement to the contrary, the Purchaser shall have no right to seek or obtain equitable or injunctive relief, including specific performance, on the basis that the Parent and the Seller did not have the right to terminate this Agreement pursuant to clause 7.6(i) or clause 7.7(h), provided that this clause shall not prohibit or limit the Purchaser’s right to seek or obtain monetary damages.

4.

Non-Solicit. Clause 9.3 of the Purchase Agreement is hereby deleted and replaced with the following: “The Parent and the Seller covenant and undertake to the Purchaser that from the Signing Date until the Initial Completion Date (or earlier termination of this Agreement in accordance with the terms contained herein), neither the Parent nor the Seller shall, and the Parent and the Seller shall cause the Company Group and its directors, officers, employees, agents or Representatives not to (i) directly or indirectly, enter into any definitive documentation (other than a confidentiality or similar agreement) in connection with or consummate any sale, disposition, issuance, grant or other transfer of any securities, material assets or business of any of the Company Group Members (other than a sale of assets in the ordinary course of business or as expressly permitted by this Agreement) or any other material transaction that would prevent, materially delay or materially impede the ability of the Seller to consummate the transactions contemplated by this Agreement by the Long-Stop Date (other than as permitted by this Agreement) (any of the foregoing other than the transactions contemplated by this Agreement, a “Competing Transaction”), (ii) participate in any widespread active solicitation of any orders to purchase common stock of the Company or any of the Company Group Members or (iii) request that the registration statement on Form S-1 of which the Company Prospectus forms a part be declared effective by the SEC. Notwithstanding any other provision of this Agreement, including, without limitation, clause 4, from and after June 14, 2013, the Seller and the Parent may, and the Parent and the Seller may cause the Company Group and its directors, officers, employees, agents or Representatives, to (i) solicit, facilitate or encourage any offers or proposals from any person relating to a Competing Transaction, (ii) enter into or otherwise conduct any discussion or negotiation in respect of a Competing Transaction, or provide any confidential information of the type provided to the Purchaser to any person in connection with a Competing Transaction (subject to a confidentiality agreement with such person on similar terms and conditions to the Confidentiality Agreements and provided that no confidential information which has not been previously provided to the Purchaser will be provided to any such person), (iii) take any actions in furtherance of any Competing Transaction or offer or proposal relating to such Competing Transaction (other than as prohibited by sub-clause (i) of the first sentence of this clause 9.3), or (iv) file any amendments to or make any other filing with the SEC with respect to the Company Prospectus, including any public or publicly available correspondence with respect thereto, or make any public announcements with respect to an initial public offering of the ILFC Holdings, Inc. or take any action reasonably necessary or advisable in furtherance of an initial public offering of ILFC Holdings, Inc. (other than as prohibited by sub-clauses (ii) or (iii) of the first sentence of this clause 9.3). On the Initial Completion Date, ILFC Holdings, Inc. shall file a Registration Withdrawal Request on Form RW with the SEC with respect to the Company Prospectus.”

5.	Effectiveness; Confirmation of Other Provisions. This Amendment shall become effective on the date hereof. Except as modified herein, all other terms and provisions of the Purchase Agreement are hereby confirmed and ratified in all respects.

6.	Entire Agreement. Except as otherwise expressly provided in this Amendment or any other Transaction Agreement (when executed and delivered), the Transaction Agreements, including this Amendment, constitute the entire agreement of the parties hereto with respect to the subject matter of the Transaction Agreements and supersede all prior agreements and undertakings, both written and oral, other than the Confidentiality Agreements to the extent not in conflict with the Purchase Agreement, between or on behalf of the Parent and/or its Affiliates, on the one hand, and the Purchaser and/or its Affiliates, on the other hand, with respect to the subject matter of the Transaction Agreements.

7.	Amendment. No provision of this Amendment or any other Transaction Agreement may be amended, supplemented or modified except by a written instrument signed by all the parties to such agreement.

8.	Governing Law. This Amendment, all transactions contemplated by this Amendment, and all claims and defenses of any nature (including contractual and non-contractual claims and defenses) arising out of or relating to this Amendment, any transaction contemplated by this Amendment, and the formation, applicability, breach, termination or validity of this Amendment, shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any conflicts of law principles that would apply the Law of another jurisdiction.

9.	Execution in Counterparts. This Amendment may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or other means of electronic transmission shall be as effective as delivery of a manually executed counterpart of any such agreement.

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IN WITNESS WHEREOF, each of the Parties has duly executed this Amendment as of the date and year set forth above.

AIG CAPITAL CORPORATION

By	/s/ Ed Holmes
Name	Ed Holmes
Title	General Counsel

AMERICAN INTERNATIONAL GROUP, INC.

By	/s/ Peter L. Juhas
Name	Peter L. Juhas
Title	VP, Global Head of Strategic Planning

JUMBO ACQUISITION LIMITED

By	/s/ Wing Fai Ng
Name	Wing Fai Ng
Title	Director

(Signature Page to Amendment No. 2 to Share Purchase Agreement)